Exhibit 99.1

QUARTERLY

REPORT 2

FOR THE 3-MONTH AND 6-MONTH PERIODS

ENDED JUNE 30, 2007

Table of Contents

Business, objectives and strategy

Cascades in brief	6
Key financial drivers	7
Long-term objectives	7
Strategy	8
Action plan	8
Key performance indicators	9

Industry and markets

Relevant economic data	10
Pricing - Main products and raw materials	11
Industry review	13

Results analysis

Financial overview	14
Business highlights	20
Business segment review	22
Other items analysis	27
Liquidity and capital resources	28
Consolidated financial position	29
Outlook	30

Additional disclosure

Evolution of credit ratings	31
Capital stock information	31
Introduction of new accounting policies in 2007	31
Internal control over financial reporting	32
Supplemental information on non-GAAP measures	33

Financial report

Consolidated financial statements and notes	36
Segmented information	47

The following IS MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF THE OPERATING RESULTS AND THE FINANCIAL POSITION OF CASCADES INC. (“CASCADES” OR “THE COMPANY”), WHICH SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006 AND WITH THE MOST RECENT AUDITED CONSOLIDATED FINANCIAL STATEMENTS. INFORMATION CONTAINED HEREIN INCLUDES ANY SIGNIFICANT DEVELOPMENTS AS AT AUGUST 6, 2007, THE DATE OF APPROVAL OF THE MD&A BY THE COMPANY’S BOARD OF DIRECTORS. FOR ADDITIONAL INFORMATION, READERS ARE REFERRED TO THE COMPANY’S ANNUAL INFORMATION FORM (“AIF”), WHICH IS PUBLISHED SEPARATELY. ADDITIONAL INFORMATION RELATING TO THE COMPANY IS ALSO AVAILABLE ON SEDAR AT WWW.SEDAR.COM

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indexes as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

To our shareholders

Cascades reports second quarter results

Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $45 million ($0.45 per share) for the quarter ended June 30, 2007. This compares with net earnings of $33 million ($0.41 per share) for the same period in 2006. When excluding specific items1, net earnings for the second quarter of 2007 amounted to $7 million ($0.07 per share) compared to net earnings of $16 million ($0.20 per share) for the same quarter in 2006.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q2 2007	Q2 2006	Q1 2007
Sales	1,041	841	1,027
Operating income before depreciation and amortization (OIBD)(1)	79	85	108
Operating income from continuing operations	27	44	55
Net earnings	45	33	22
per common share	$0.45	$0.41	$0.22
Cash flow from operations from continuing operations(1)	43	56	38
per common share(1)	$0.43	$0.69	$0.38
Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	85	84	84
Operating income from continuing operations	33	43	31
Net earnings	7	16	5
per common share	$0.07	$0.20	$0.05
Cash flow from operations from continuing operations	45	56	46
per common share	$0.45	$0.69	$0.46

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•       Net earnings of $0.45 per share for the second quarter of 2007 which include a foreign exchange gain on long-term debt of $0.21 per share as well as a $0.15 per share gain reflecting the dilution of our equity investment in Boralex.;

•       Improved sales and net earnings in comparison to Q1 2007 due to higher shipments and average selling prices in our packaging segment despite a significant appreciation of fibre costs and the $CA, which increased 7% against the $US.;

•       Cascades continues to deliver on its strategic plan, announcing a potential business combination of its European boxboard operations with those of Reno de Medici S.p.A., thus reinforcing its packaging segment.; and

•       Cascades recently named amongst the best 50 corporate citizens in Canada by Corporate Knights magazine.

Our results were negatively impacted by the rapid appreciation of the Canadian dollar and by the increase in the cost of recycled papers. On the other hand, we were able to improve our sales and earnings in comparison to the first quarter due to seasonally higher shipments as well as better prices mainly in our packaging segment.

In addition, we continued delivering on our strategic plan with a proposed business combination involving the second largest European producer of recycled boxboard. The closing of this transaction will appreciably improve the situation of Cascades in Europe given the creation of an operationally and financially stronger company better able to address the demands of global customers.

/s/ Alain Lemaire
Alain Lemaire
President and Chief Executive Officer

Established in 1964, CASCADES IS THE PARENT COMPANY OF A NORTH AMERICAN AND EUROPEAN GROUP OF COMPANIES THAT ARE MAINLY INVOLVED IN THE PRODUCTION AND CONVERSION OF PACKAGING PRODUCTS AND TISSUE PAPERS MOSTLY MANUFACTURED FROM RECYCLED FIBRES. THE PACKAGING SEGMENT INCLUDES THREE GROUPS: THE BOXBOARD GROUP, NORAMPAC (CONTAINERBOARD) AND THE SPECIALTY PRODUCTS GROUP.

AT THE END OF 2006, THE FINE PAPERS GROUP AND OUR INTEREST IN METRO WASTE PAPER RECOVERY INC. WERE RECLASSIFIED WITHIN THE SPECIALTY PRODUCTS GROUP. FOR ADDITIONAL INFORMATION, PLEASE REFER TO THE FINANCIAL OVERVIEW ON PAGE 14.

SALES per segment (%)

(before inter-segment eliminations)

OIBD per segment (%)

(excluding specific items and corporate activities)

Cascades in brief(1)

Segments	Region	Type of operations		Number of Units(2)	Capacity(3)	Position of Cascades in its Markets(4)
PACKAGING
Boxboard	North America	Manufacturing	• Coated recycled boxboard (CRB)	4	590	2nd largest producer of (CRB) in North America
		Converting	• General folding cartons • Quick-service restaurant packaging (Dopaco)	12(5)	413	No. 1 in Quick Service Restaurant (QSR) in North America
		Others	• Sawmill and pulpmill operations	3(6)	90 (pulpmill only)	N/A
	Europe	Manufacturing	• Coated virgin boxboard (GC) • Coated recycled boxboard (GD) • Recycled liner	4	573	6th overall (3rd in coated recycled boxboard, 5 th in virgin boxboard)
Containerboard (Norampac)	North America	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard • Gypsum paper	7(7)	1,361	One of two leading producers in Canada 7th largest containerboard producer in North America
		Converting	• Variety of corrugated packaging containers • Corrugated sheets • Specialized packaging	26	Shipments (2006) 13.598 bsf	7th largest corrugated box producer in North America
	Europe	Manufacturing	• Recycled linerboard and corrugating medium • White-top linerboard	1	140	N/A
Specialty -products	North America	Manufacturing	• Specialty and recycled fine papers • Specialty paper and board • Uncoated board for industrial packaging • Specialized kraft paper • Backing for vinyl flooring	4	417	One of the leading producers of recycled fine papers in North America
		Converting	• Moulded pulp products • Plastic products • Papermill packaging • Roll headers and wrappers • Honeycomb products • Converting of fine papers	15	Moulded pulp 460 M units Plastic 25.4 M kg Papermill packaging 208 Honeycomb 25 Fine papers 110

Major producer of egg trays and four-cup carriers

Largest meat processing packaging producer in Canada

Largest producer of papermill packaging in North America

Largest producer of honeycomb products in Canada

		Recovery	• Recovery activities (thru Cascades Recovery and Metro Waste)	21	1,455 (brokered and -processed in 2006)	Largest recycled paper collector in Canada 9th largest recycled paper collector in the world
		Others	• De-inked pulp	2	136	N/A
	Europe	Converting	• Papermill packaging Roll headers and wrappers	2	22	N/A
		Others	• De-inked pulp	1	143	Only dry de-inked pulp producer in Western Europe
TISSUE PAPERS
	North America	Manufacturing	• Parent rolls	3	136(8)	Important North American parent rolls manufacturer
		Manufacturing and converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Parent rolls	6	453(8)	4th largest North American tissue papers producer
		Converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Industrial wipes	6	N/A
TOTAL				117	3,670 (manufacturing only)

(1)  As at December 31, 2006. See the Annual Information Form for additionnal information.

(2)  Production and paper recovery units only; excluding sale offices, distribution and transportation hubs, our European sheeting carton plant and corporate offices.

(3)  Thousand short tons unless otherwise noted.

(4)  Based on manufacturing capacity. Sources: RISI, World Tissue Capacity Report 2006, Moore and Associates.

(5)  Excluding the Montréal carton plant which was shut in March 2007.

(6)  Both the pulpmill and the sawmill operations are indefinitely shut.

(7)  Including the Red Rock mill which is indefinitely shut (capacity: 300,000 short tons).

(8)  Theoretical capacity.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

SALES	COSTS
• Selling prices	• Fibre (recycled, virgin and woodchips) prices, availability
• Demand for packaging and tissue, mainly environmentally friendly and recycled products	• Foreign exchange rates (mainly CAN$/US$)
• Foreign exchange rates (mainly CAN$/US$)	• Energy prices, mainly electricity and natural gas
• Population growth	• Labour
• Industrial production	• Freight
• Demand for durable and non-durable goods	• Chemical product prices
• Product mix, substitution and innovation	• Capacity utilization rates and production downtime

Long-term objectives

Maximize our return on assets

(1) Excluding specific items.

(2)  Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the supplemental information on non-GAAP measures.

Financial results within sustainable development framework

Environmental performance

Despite the numerous changes in the packaging and tissue papers industry, Cascades firmly intends to remain a leader by maintaining its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing its consumption.

The human element

Our employees are the driving force behind Cascades’ success. They have a voice in the way we run our business. We constantly strive to meet the expectations of our employees and to find new and beneficial ways in which we can all work together for the benefit of our shareholders.

Economic environment

Sustainable development is not only rooted in our deepest value, respect, but is also aimed at constantly achieving better financial performances. For more than 40 years, Cascades has used tools, such as profit sharing, based on cash flows, to optimize the value of its assets in order to increase its return on assets.

Strategy

• Focus on packaging and tissue	• Optimize use of recycled fibre
• Increase converting integration rate	• Promote the entrepreneurial culture

Action plan

In the last twelve months, we took the following steps in order to deliver our action plan:

Continuous improvement program & product	Q3 2006

•  Djupafors, Sweden virgin boxboard mill became the first European board mill holding both the PEFC (Program of Endorsement for Forest Certification) and FSC (Forest Stewardship Council) forest management certifications

development	Q3 2006	• Increase in the post-consumer content for some specialty fine papers from 20% to 30%
	Q4 2006	• Reduction of our greenhouse gas emissions by 125,000 tonnes in 2006 (-10%)
	Q1 2007	• A worldwide first- Launch of BioxoTM, the first product line of containers made from totally oxo-degradable polystyrene foam
Q1 2007

•  Announcement of an investment of $27 million for the construction of a wood-residue boiler and co-generation plant at the Trenton containerboard mill, which is expected to reduce our Canadian annual greenhouse gas emissions by more than 70,000 tonnes (14%)

Focus on less-	Q3 2006	• Closure of the Fjordcell, Quebec pulp mill for an indefinite period
performing assets	Q3 2006	• Definitive closure of the Sainte-Marie, France specialty board mill
	Q4 2006	• Closure of the Red Rock, Ontario containerboard mill (Norampac) for an indefinite period
	Q4 2006	• Closure of the Scierie Lemay, Quebec sawmill for an indefinite period
	Q1 2007	• Closure of the Montreal, Quebec carton plant
	Q2 2007	• Announcement of a potential transaction of Cascades S.A. (Cascades’ European boxboard operations) with Reno De Medici S.p.A.

Divestiture	Q4 2006	• Sale of our participation in D&D (a joint venture in our converting boxbard operations)
of non-core assets	Q1 2007	• Sale of our interest in GSD (a joint venture in our converting boxbard operations)

Deleveraging our	Q4 2006	• Best annual cash flow from operations in three years (2006)
balance sheet	Q4 2006	• Capital investment limited to $110 million in 2006
	Q4 2006	• Equity issuance for a gross proceed of $250 million
	Q2 2007	• Net debt-to OIBD ratio standing at 4.2x considering the acquisition of the remaining 50% of Norampac.

Selective acquisitions	Q3 2006	• Closing of the acquisition of the Versailles, Connecticut recycled boxboard mill from Caraustar
in core segments	Q3 2006	• Acquisition of certain assets of the Rittman, Ohio recycled boxboard mill from Caraustar
	Q3 2006	• Acquisition of the deinked pulp manufacturing assets of Newstech located in Hagerstown, Maryland
	Q4 2006	• Acquisition of the remaining 50% of Norampac

Key performance indicators

To monitor our action plan, we use some key performance indicators, including the following:

Operational and financial data

	2005	2006					2007
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Operational
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard	1,043	293	277	311	323	1,204	301	313	614
Containerboard(1)	746	188	190	186	178	742	350	367	717
Specialty products(2)	434	115	117	113	112	457	115	114	229
	2,223	596	584	610	613	2,403	766	794	1,560
Tissue papers	425	104	114	118	107	443	109	112	221
Total	2,648	700	698	728	720	2,846	875	906	1,781

Integration rate - %
Packaging
Boxboard (North America)	40%	38%	38%	28%	27%	32%	25%	29%	27%
Containerboard (North America)	61%	60%	60%	65%	58%	61%	58%	58%	58%
Specialty products (paper only)	10%	10%	9%	10%	10%	10%	8%	7%	7%
Tissue papers	63%	60%	57%	56%	62%	59%	60%	59%	59%
	52%	46%	46%	44%	42%	44%	44%	44%	44%
Capacity utilization rate(3) - %
Packaging
Boxboard(4)	92%	98%	95%	94%	94%	95%	89%	94%	92%
Containerboard(5)	94%	96%	96%	100%	103%	99%	100%	100%	100%
Specialty products	96%	89%	91%	86%	85%	88%	88%	88%	88%
Tissue papers(6)	97%	101%	103%	101%	100%	101%	99%	100%	100%
Total	94%	96%	96%	96%	96%	96%	95%	96%	95%

Energy cons.(7) - GJ/ton	10.83	11.04	10.32	9.63	10.56	10.33	10.94	9.46	10.18
Work accidents - OSHA frequency rate	9.50	7.90	8.00	8.30	8.00	8.00	7.00	8.60	7.80
Financial
Return on assets (%)(8)
Packaging
Boxboard	6%	6%	6%	5%	5%	5%	4%	4%	4%
Containerboard	11%	10%	10%	13%	15%	15%	15%	14%	14%
Specialty products	6%	7%	7%	8%	11%	11%	12%	11%	11%
Tissue papers	18%	20%	21%	23%	22%	22%	20%	17%	17%
Consolidated return on assets (%)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%	9.8%	9.8%

Working capital(9)
In millions of $	594	570	584	566	598	598	659	685	685
% of sales(10)	16.5%	16.5%	16.7%	16.1%	16.3%	16.3%	16.0%	15.8%	15.8%

(1)	The 2005 containerboard converting shipments in short tons are estimated. Also, 2007 numbers include 100% of Norampac.
(2)	Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.
(3)	Defined as: Shipments/Practical capacity. Paper manufacturing only.
(4)	Starting in Q3 2006, capacity numbers were adjusted to take into account that the Versailles mill was acquired on July 21.
(5)	Starting in Q4 2006, capacity numbers were adjusted to take into account the indefinite closure of the Red Rock mill (300,000 tons).
(6)	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual information form.
(7)	Average energy consumption for manufacturing mills only.
(8)	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the supplemental information on non-GAAP measures.
(9)

Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $47 million as at December 31, 2006 and $28 million as at June 30, 2007. It also excludes the current portion of derivatives financial instruments future taxes. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

(10)	% of sales = LTM Working Capital/LTM Sales.

Relevant economic data

Cascades’ results are impacted by the fluctuations of the Canadian dollar and the Euro against the U.S. dollar and by energy prices. In the second quarter of 2007, the Canadian dollar appreciated 2% against the U.S. dollar compared to the same period of last year. Natural gas prices also increased compared to Q2 2006 while crude oil prices were 8% lower compared to the corresponding period of last year.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, as well as the spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

										Change	Change
	2005	2006					2007			Q2 2007	Q2 2007
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Year	Q2 2006	Q1 2007
Foreign exchange rates-average
CAN$/US$	1.211	1.155	1.122	1.121	1.139	1.134	1.172	1.098	1.135	-2%	-6%
US$/CAN$	0.826	0.866	0.891	0.892	0.878	0.882	0.854	0.911	0.881	2%	7%
US$/EURO	1.239	1.207	1.274	1.275	1.290	1.262	1.310	1.348	1.328	6%	3%
Energy prices-average(1)
Natural gas Henry Hub (US$/mmBtu)	8.62	8.98	6.79	6.58	6.56	7.23	6.77	7.55	7.16	11%	12%
Crude oil WTI (US$/barrel)	55.34	62.48	67.25	71.55	57.70	64.74	57.45	61.69	59.57	-8%	7%

(1)  Quarterly average of monthly settlement prices. Source: Bloomberg.

Pricing - Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices.

(1)   The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)   The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(3)   The Cascades North American boxboard prices index is based on the list price of Recycled boxboard -20 pt. Clay coated news, published in Pulp&Paper Week.

(4)   The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, Eastern U.S. and the Corrugating medium 26-lb. Semichemical, East U.S., both published in Pulp&Paper Week.

(5)   The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard 20 pt. Bending chip (transaction), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50lb. Offset rolls, all published in Pulp&Paper Week.

(6)   The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

(7)   The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

(8)   The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

(9)   The Cascades North American recycled fibre index represents the average weighted cost paid for recycled papers in North America.

	2005	2006					2007			Change Q2 2007 Q2	Change Q2 2007 Q1
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	Average Q2	Average	2006%	2007%
Selling prices
Cascades North American US$ index (index 2003 = 1,000)(1)	1,145	1,209	1,279	1,297	1,299	1,271	1,314	1,341	1,328	5%	2%
Packaging
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	585	610	617	648	665	635	685	733	709	19%	7%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	650	659	667	687	690	676	698	695	696	4%	0%
Virgin coated duplex boxboard (GC2) index(3)	1,014	1,012	1,012	1,015	1,018	1,014	1,019	1,020	1,020	1%	0%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	428	465	515	515	515	503	515	515	515	0%	0%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	397	435	488	495	495	478	495	495	495	1%	0%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	466	490	490	520	520	505	530	575	553	17%	8%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	580	585	592	610	620	602	633	640	637	8%	1%
Unbleached kraft paper, Grocery bag 30-lb.	765	803	838	855	855	838	862	892	877	6%	3%
Uncoated white 50-lb. offset, rolls	726	765	840	848	838	823	810	810	810	-4%	0%
Tissue papers
Cascades Tissue papers (index 1999 = 1,000)(4)	1,320	1,382	1,423	1,435	1,421	1,414	1,433	1,456	1,445	2%	2%
Raw materials
Cascades North American US$ index (index 2003 = 300)(5)	371	326	348	385	369	357	434	460	447	32%	6%
Recycled paper (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	78	55	70	83	67	69	105	108	107	54%	3%
Special news, no. 6 (ONP - Chicago & NY average)	56	46	49	53	50	49	68	75	72	53%	10%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	95	92	98	115	120	106	135	151	143	54%	12%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index(6)	43	40	51	51	52	48	60	69	65	35%	15%
Virgin Pulp (US$/tonne)
Bleached softwood kraft Northern, East U.S.	647	653	707	757	770	722	790	810	800	15%	3%
Bleached hardwood kraft Northern mixed, East U.S.	604	615	638	669	680	651	690	697	693	9%	1%
Woodchips – Conifer eastern Canada (US$/odmt)	136	137	140	127	125	132	118	124	121	-11%	5%

Source: Pulp&Paper Week, PPI, Random Lengths and Cascades.

(1) The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2) The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for while-lined chipboard.

(3) The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4) The Cascades Tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

(5) The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This Index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6) The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

Industry review

In general, in the North American and European packaging and tissue papers industry, during the second quarter of 2007, market conditions remained challenging. On the positive side, most of the markets continued to experience relatively high capacity utilization rates and some price increases. However, on the negative side, global recycled fiber and virgin pulp prices remained high or continued to progress.

			Pricing	Industry statictics & developments
Manufacturing & converting markets
	Boxboard	Manufacturing North America	Coated recycled boxboard (CRB): implementation of the 30 US$/ton (in February) and the 45 US$/ton (in April) price increases	Coated recycled boxboard (CRB): • U.S. market’s operating rate averaged 99.3% in Q2 • U.S. industry’s backlogs retreated slightly from their peak in May

		Manufacturing Europe	Recycled boxboard: beginning of the implementation of a 50 Euro/tonne price increase in July Virgin boxboard: price increases of 60 Euro/tonne to be gradually implemented in the upcoming quarters	Recycled boxboard: • Industry backlogs remaining high at 4 to 6 weeks Virgin boxboard: • Industry backlogs remaining at 3 to 4 weeks

		Converting North America	N/A

Folding carton plant:

•       Important cost pressure resulting from the rapid manufacturing price increases

•       Announcement of a potential merger between the two largest folding carton converters

Quick-service-restaurant business:

•       Stronger seasonal demand in the second quarter

•       Cost pressure could result from the announced price increases for food service cupstock and for other virgin grades

PACKAGING	Containerboard	Manufacturing North America	Announced price increases of 40 t0 50 US$/ton for August	U.S. industry operating rates at 98% in June and 96.5% year-to-date
		Converting	Announced price increases of 8-10% for September

Canadian corrugated box shipments down 3.6% year-to-date thru June

U.S. industry’s box shipments down 1.8% year-to-date thru June

U.S. inventories down to 3.7 weeks of supply in June (2.386 million tons)

	Specialty products	Manufacturing

Deinked pulp: announced price increase in Europe

Uncoated board: US$ market prices for 20-pt bending chip uncoated boxboard increased 55 US$/ton in May Kraft papers:

•       Price increase of 40 US$/ton in April for extensible grades

•       25-40 US$/ton price increases announced for June not yet implemented

Fine papers (uncoated freesheet):

•       Price increases of 60 US$/ton on cutsize in June

Deinked pulp: increase in cost pressure due to the price appreciation of recycled fibres

Uncoated board: U.S. market’s operating rate down to 90.6% in the first weeks of July

Kraft papers:

•       strong global demand but business conditions for certain grades remained challenging

Fine papers (uncoated freesheet):

•       Year-to-date demand U.S. down 5.4% thru June compared to the same period of last year

•       Good demand for recycled fine papers

		Converting	Moulded pulp products: stable prices Plastic products: implementation of a price increase of up to 8% Papermill packaging: stable prices

Moulded pulp products: healthy and stable market
Plastic products: growing demand in the U.S. and steady business conditions in Canada

Papermill packaging: challenging but Cascades gaining market share in the U.S.

Honeycomb products: stable market environment

TISSUE PAPERS		Manufacturing and converting

Jumbo rolls: current implementation of the 50 US$ price increases of May

Converted products:

•  U.S. Away-from-home market: implementation of the up to 8% announced price increase of April/May

•  Canadian Away-from-home: implementation of the up to 10% announced price increase of June

Lower U.S. production (-2%) and U.S. industry operating rate (89% vs. 91%) year-to-date thru April compared to the same period of last year

1.5% increase in shipments in the U.S. away-from-home market in the first half of 2007

Two regional producers should emerge from bankruptcy protection in the coming quarters

Source: RISI, American Forest Paper Association, CEPI, Pulp and Paper Week, Wausau Papers.

	Pricing	Industry statictics & developments
Raw material markets
Recycled paper

Old corrugated containers (OCC):

•       US$ quarterly average prices remained stable in Q2 compared to Q1 2007

•       On a monthly basis, prices increased by 19% to 119 US$/ton in July compared to the previous month

Sorted office papers (SOP): US$ quarterly average price increased by 12% in the second quarter compared to Q1 2007 and are up by 35% YTD thru July

Old corrugated containers (OCC):

•       Higher seasonal generation

•       Strong demand from start-ups in Asia

Sorted office papers (SOP): strong demand from deinked pulp mills (start-up of a 75,000 tons line in March) and tissue producers, as well as lower generation due to decreasing demand for printing papers (-4% YTD)

Virgin pulp

Softwood pulp (NBSK):

•       US$ market prices increased 20 US$/ton in Q2

•       Prices continued to rally in July to a new 10-year high of 830 US$/ton

Hardwood pulp (NBHK):

•       US$ market prices slightly up in Q2 given a 20 US$/ton price increase in June

Softwood pulp (NBSK):

•       Healthy international demand, particularly strong in China

•       Tight supply and inventories resulting from annual maintenance downtime, lower regional fibre supply availability and log shortages

•       Global shipments up 1% year-to-date thu June

Hardwood pulp (NBSK):

•       Global shipments up 3.5% year-to-date thu June compared to last year

•        32-day global inventories in June vs. 33-day global inventories last year

Woodchips	Conifer woodchips: US$ prices increased by 5% in Q2 in Eastern Canada	Lower lumber prices and stronger Canadian dollar continuing to lead to sawmill closures in North America and to a tight woodchip supply

Financial overview

In the second quarter of 2007, sales increased by $200 million, or 24% to $1,041 billion compared with $841 million for the same period of 2006.

Operating income decreased by $17 million including specific items which substantially affected the results during the years 2007 and 2006. Excluding these specific items which will be discussed in detail in each of the segments, operating income was down $10 million or 23%, to $33 million, compared to $43 million for the same period in 2006. Despite the additional contribution of Norampac, operating income was reduced by a substantial increase in raw materials costs during the period and by an additional depreciation and amortization expense. The Company’s net earnings, including specific items, were $45 million or $0.45 per share compared with $33 million or $0.41 per share for the second quarter 2006. For the six-month period ended June 30, 2007, sales increased by $409 million, or 25% to $2.068 billion compared with $1.659 billion for the same period of 2006. Operating income was up by $7 million or 9%, to $82 million, compared to $75 million for the same period in 2006 and net earnings, including specific items, were $67 million or $0.67 per share compared with $39 million or $0.48 per share in 2006.

At the end of 2006, the segmented information presentation was changed to reflect the actual way the Company analyzes the performance of its operating segments. The following changes were made and the comparative figures have been restated: the continuing operations of the Fine Papers activities are included in the Specialty Products group segment; the results of Metro Waste Paper Recovery which were proportionally consolidated (23% in the Boxboard segment and 27% in the Containerboard segment, before the acquisition of the remaining 50% in Norampac) have been reclassified in the Specialty Products group segment; and the corporate revenues and expenses of the Specialty Products group are now presented in this Group as they were presented in the Corporate segment in the past.

Historical financial information

(In millions of Canadian dollars, unless otherwise noted)	2005	2006					2007
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Sales
Packaging
Boxboard	1,339	344	337	350	370	1,401	346	355	701
Containerboard	605	144	155	155	146	600	294	307	601
Specialty products	756	189	195	193	196	773	238	233	471
Inter-segment sales	(69)	(20)	(21)	(15)	(14)	(70)	(28)	(29)	(57)
	2,631	657	666	683	698	2,704	850	866	1,716
Tissue Papers	708	169	182	194	182	727	186	180	366
Inter-segment sales and Corporate activities	(31)	(8)	(7)	(9)	(4)	(28)	(9)	(5)	(14)
	3,308	818	841	868	876	3,403	1,027	1,041	2,068
Operating income (loss) before depreciation and amortization “OIBD”1
Packaging
Boxboard	29	17	14	11	(1)	41	32	11	43
Containerboard	39	18	26	28	(28)	44	39	37	76
Specialty products	27	10	15	5	18	48	17	10	27
	95	45	55	44	(11)	133	88	58	146
Tissue Papers	100	29	29	34	24	116	19	16	35
Corporate activities	4	(3)	1	(3)	—	(5)	1	5	6
	199	71	85	75	13	244	108	79	187
OIBD excluding specific items(1)
Packaging
Boxboard	61	17	14	8	14	53	7	11	18
Containerboard	65	13	25	28	25	91	40	44	84
Specialty products	37	13	15	15	18	61	17	10	27
	163	43	54	51	57	205	64	65	129
Tissue Papers	102	29	29	34	24	116	19	15	34
Corporate activities	(3)	(3)	1	(3)	—	(5)	1	5	6
	262	69	84	82	81	316	84	85	169

Operating income (loss) from continuing operations	27	31	44	34	(28)	81	55	27	82
Excluding specific items(1)	90	29	43	41	40	153	31	33	64

Net earnings (loss)	(97)	6	33	10	(46)	3	22	45	67
Excluding specific items(1)	6	6	16	17	13	52	5	7	12

Net earnings (loss) per share (in dollars)
Basic	$(1.19)	$0.07	$0.41	$0.12	$(0.56)	$0.04	$0.22	$0.45	$0.67
Basic, excluding specific items(1)	$0.07	$0.07	$0.20	$0.21	$0.16	$0.64	$0.05	$0.07	$0.12

Cash flow from operations(1)	156	38	56	53	35	182	38	43	81
Excluding specific items	169	39	56	57	43	195	46	45	91
Cash flow from operations per share (in dollars)(1)
Basic	$1.92	$0.47	$0.69	$0.66	$0.43	$2.25	$0.38	$0.43	$0.81
Basic, excluding specific items	$2.08	$0.48	$0.69	$0.71	$0.53	$2.41	$0.46	$0.45	$0.91
Cascades North American US$ selling price index (index 2002 = 1,000)(2)	1,145	1,209	1,279	1,297	1,299	1,271	1,314	1,341	1,328
Cascades North American US$ raw materials index (index 2002 = 300)(3)	371	326	348	385	369	357	434	460	447
US$/CAN$	$0.83	$0.87	$0.89	$0.89	$0.88	$0.88	$0.85	$0.91	$0.88
Natural Gas Henry Hub - US$/mmBtu	$8.62	$8.98	$6.79	$6.58	$6.56	$7.23	$6.77	$7.55	$7.16

Return on assets (%)(4)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%	9.8%	9.8%

(1)          See the supplemental information on non-GAAP measures.

(2)          The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(3)          The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and may differ from actual manufacturing purchasing costs and our purchase mix.

(4)          Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets.

Financial results for the three-month periods ended June 30, 2007 and 2006

Sales

Sales increased by $200 million, or 24%, to $1.041 billion versus $841 million for the same period of 2006. The acquisition of the Versailles boxboard mill and the remaining interests in Norampac (50%) and Metrowaste in 2006 accounted for $177 million in sales during the period. The results of Metrowaste are now fully consolidated. Net average selling prices in U.S. dollars and euro increased in all of our main segments. Considering the mill closures in 2006, shipments increased in most of our business segments in 2007, particularly in the European boxboard sector by 8% and in the North American manufacturing Boxboard segment due to the acquisition of the Versailles mill.

Operating income before depreciation nd amortization

The Company generated operating income before depreciation and amortization of $79 million compared with $85 million for the same period of 2006. The operating income before depreciation and amortization margin decreased to 7.6% as compared with 10.1% for the same period of 2006. Excluding specific items, the operating income before depreciation and amortization amounted to $85 million compared with $84 million in 2006, an increase of $1 million or 1%, achieved despite the higher raw materials costs which had an estimated $38 million negative impact. The Company was able to compensate for these negative effects through increased selling prices, cost control initiatives, improved results of its less-performing assets and the additional contribution of Norampac and Metrowaste.

The main variances in operating income before depreciation excluding specific items are shown below. Selling price and volume increases combine with the additional contribution of our recent acquisitions more than offset the negative impact of higher raw materials costs:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Packaging	Tissue Papers	Corporate	Consolidated
OIBD for the 3-month period ended June 30, 2006 (excluding specific items)	14	25	15	54	29	1	84
Positive (negative) impact from:
Volume (shipments)	2	1	—	3	1	—	4
Selling price & mix	9	1	5	15	1	(1)	15
Raw materials(1)	(10)	(4)	(11)	(25)	(13)	—	(38)
Energy price & consumption	—	1	—	1	(1)	—	—
Variation of the CAN$(2)	(2)	(2)	(1)	(5)	(1)	4	(2)
Other variable costs(3)	2	—	(2)	—	—	—	—
Fixed costs and others(4)	2	(1)	—	1	(1)	1	1
Other sectors(5)	(1)	1	2	2	—	—	2
Business acquisitions and disposals	(5)	22	2	19	—	—	19
Change in OIBD for the year	(3)	19	(5)	11	(14)	4	1

OIBD excluding specific items	11	44	10	65	15	5	85
Specific items	—	(7)	—	(7)	1	—	(6)
OIBD for the 3-month period ended June 30, 2007	11	37	10	58	16	5	79

(1)          The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)          The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rate on the Company’s working capital items and cash position.

(3)          The impact of these estimated variable costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)          Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)          Includes change in OIBD of operating units that are not in the manufacturing or converting sectors and profits from inventory elimination.

Financial results for the six-month periods ended June 30, 2007 and 2006

Sales

Sales increased by $409 million, or 25%, to $2.068 billion versus $1.659 billion for the same period of 2006. The acquisition of the Versailles boxboard mill and the remaining interests in Norampac (50%) and Metrowaste in 2006 accounted for $352 million in sales during the period. The results of Metrowaste are now fully consolidated. Net average selling prices in U.S. dollars and euro increased in all of our main segments. Considering the mill closures in 2006, shipments increased in most of our business segments in 2007, particularly in the European boxboard segment by 5% and in the North American manufacturing Boxboard segment due to the acquisition of the Versailles mill. Shipments decreased by 12% in the boxboard folding carton business, due to the strong competition and weak operating rate in that sector. The first quarter of 2007 was affected by a 33-day shutdown of our Toronto boxboard mill following a boiler failure that occurred at the end of 2006.

Operating income before depreciationand amortization

The Company generated operating income before depreciation and amortization of $187 million compared with $156 million for the same period of 2006. The operating income before depreciation and amortization margin decreased slighthly for the year, to 9.0% as compared with 9.4% for the same period of 2006. Excluding specific items, the operating income before depreciation and amortization stood at $169 million compared with $153 million in 2006, an increase of $16 million or 10.5%, achieved despite the higher raw materials costs, which had an estimated $70 million negative impact. The Company was able to compensate for these negative effects through increased selling prices, improved results of its less-performing assets and the additional contribution of Norampac and Metrowaste.

The main variances in operating income before depreciation excluding specific items are shown below. Selling price and volume increases combine with the additional contribution of our recent acquisitions more than offset the negative impact of higher raw materials costs:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Packaging	Tissue Papers	Corporate	Consolidated
OIBD for the 6-month period ended June 30, 2006 (excluding specific items)	31	38	28	97	58	(2)	153
Positive (negative) impact from:
Volume (shipments)	—	1	1	2	5	—	7
Selling price & mix	8	8	10	26	2	(1)	27
Raw materials(1)	(18)	(9)	(17)	(44)	(26)	—	(70)
Energy price & consumption	—	2	—	2	—	—	2
Variation of the CAN$(2)	(1)	(1)	—	(2)	—	7	5
Other variable costs(3)	5	(1)	(2)	2	1	—	3
Fixed costs and others(4)	—	(4)	(3)	(7)	(6)	2	(11)
Other sectors(5)	3	8	4	15	—	—	15
Business acquisitions and disposals	(10)	42	6	38	—	—	38
Change in OIBD for the year	(13)	46	(1)	32	(24)	8	16

OIBD excluding specific items	18	84	27	129	34	6	169
Specific items	25	(8)	—	17	1	—	18
OIBD for the 3-month period ended June 30, 2007	43	76	27	146	35	6	187

(1)          The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)          The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rate on the Company’s working capital items and cash position.

(3)          The impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes

(4)          Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)          Includes change in OIBD of operating units that are not in the manufacturing or converting sectors and profits from inventory elimination.

Specific items included in operating income before depreciation and amortization

The Company incurred some specific items in 2007 that adversely or positively affected its operating results. The Company believes that it is useful for the readers to be aware of these items as they provide a measure of performance with which to compare its results between periods without regard to these specific items.

Unusual gains

a) In the first quarter of 2007, the Company disposed of its investment in a joint venture of its Boxboard segment for a consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income taxes of $11 million.

b) On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million.

c) In the second quarter of 2007, the Company recorded a provision of $3 million related to the action filed by ServiceCore Inc. and to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. An amount of $1 million of this provision is presented in discontinued operations.

d) In the second quarter of 2007, the Company recorded a dilution gain of $15 million resulting from the reduction of its participation in Boralex from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00. This gain is presented in the share of results of significantly influenced companies.

e) In the second quarter of 2007, the Company recorded a gain of $5 million related to the settlement of a portion of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. This gain and the provision of $1 million discussed in c) above are recorded in discontinued operations net of related income taxes of $1 million.

Impairment loss, closure and restructuring costs

f) In the first quarter of 2007, an additional provision of $2 million was recorded following the temporary closure of the Red Rock (containerboard) mill in the third quarter of 2006. In the second quarter of 2007, an additional provision of $1 million was recorded on the permanent closure of the Montreal corrugated converting facility in 2005.

Derivative financial commodity instruments

g) In the second quarter of 2007, the Company recorded an unrealized loss on certain commodity swap contracts that were not designated as hedging instruments in the net amount of $4 million (an unrealized gain of $3 million for the six-month period in 2007).

Inventory adjustment resulting from the Norampac acquisition

h) Resulting from the purchase price allocation done at the end of 2006, operating results of the first quarter of 2007 were reduced by $6 million since the inventory acquired at the end of 2006 was recognized at fair value and no profit was recorded on its subsequent sale.

Business highlights

During the past two years, the Company completed several transactions to optimize its assets base or to streamline its cost structure by closing or selling certain operating units.

The following transactions that occurred in 2006 should be taken into consideration in order to understand the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

Boxboard Group

1)              On June 29, 2006, the Company announced that it was closing operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time.

2)              On October 6, 2006, the Company announced the temporary shutdown of the Scierie Lemay sawmill of the Boxboard Group.

3)              On December 11, 2006 the Company also announced the permanent closure of its Montréal converting boxboard operations in March 2007.

4)              On September 7, 2006, the Company disposed of its interest in a joint venture of its Boxboard Group and in the first quarter of 2007, the Company disposed of another investment in a joint venture of its Boxboard Group for a consideration of $38 million (US$32 million).

Containerboard Group

5)              On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time.

Specialty Products Group

6)              On August 24, 2006, the Company announced the permanent shutdown of one of its specialty board mills located in France, of the Specialty Products Group.

Business acquisitions

Boxboard Group

7)              On April 25, 2006 the Company’s Boxboard Group announced that it had acquired certain assets from the paperboard division of Simkins Industries located in Ridgefield, New Jersey and in New Haven, Connecticut.

8)              On July 19 and August 7, 2006, the Company completed the acquisition of the assets of the Caraustar Industries coated recycled boxboard mills located in Sprague, Connecticut and certain assets from Caraustar Industries coated recycled boxboard mills located in Rittman, Ohio. The Sprague mill will now operate under the name of Versailles.

Containerboard Group

9)              On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. from Domtar Inc. for a total purchase price of $561 million. The balance sheet items, results and cash flows of Norampac are included at 100% in the Company’s financial statements since that date while the results and cash flows of 2006 were included at 50% as they were proportionally consolidated prior to the acquisition. This acquisition also resulted in Metrowaste being fully consolidated since that date with a 23% non-controlling interest.

Transaction with Reno De Medici S.p.A. (“RdM”)

On June 20, 2007, Reno De Medici S.p.A. and Cascades Inc. announced the signing of a Letter of Intent for the negotiation of the terms and conditions of a possible combination of RdM and the European recycled cartonboard business of Cascades S.A. Concurrently with the proposed merger, Cascades S.A., and a group of current shareholder’s of RdM are expected to enter into a three-year shareholders’ agreement covering matters relating to corporate governance (where Cascades S.A., on the one hand, and a group of current shareholder’s of RdM, on the other hand, would be equally represented in the board of directors of RdM), and providing for an 18-month lock-up and thereafter reciprocal first refusal and tag-along rights.

The combination is subject to several conditions including reciprocal due diligence, the negotiation and signing of definitive agreements, Board approval, the approval of the shareholders of RdM by special resolution at a meeting to be called specifically for this purpose, the approval of the appropriate antitrust and regulatory authorities, to the transaction not being subject to mandatory tender offer requirements for RdM shares in Italy and in Spain, and to customary closing conditions. The merger is expected to be effective at the beginning of 2008 upon expiry of applicable statutory delays. The impact on the financial statements of the Company will be determined upon the final closing of the transaction.

The contemplated combination would create a new leader in the recycled cartonboard market. In addition to significantly increasing RdM’s current production capacity, becoming one of the major players in the recycled cartonboard world market with more than one million tons per annum, this compelling strategic fit would result in an operationally and financially stronger company better able to address the demands of global customers. With this transaction, Cascades is presenting shareholders with new opportunities, combining Cascades’ ability to create value through joint ventures and Reno De Medici’s proven expertise in this industry.

For the three-month periods ended June 30, 2007 and 2006

Sales of the Packaging Products segment increased by $200 million or 30% at $866 million compared with $666 million for the same period of 2006 due to the Norampac, Metrowaste and Versailles acquisitions. Shipments increased in the manufacturing sectors but decreased slightly in our converting business due to challenging business conditions.

The Packaging Products segment operating income before depreciation and amortization stood at $58 million for the period compared with $55 million for the same period of 2006. This includes an unrealized loss of $6 million on derivative commodity instrument of certain commodity swap contracts. Excluding specific items, operating income before depreciation and amortization rose by 20% to $65 million compared with $54 million in 2006 despite the strengthening of the Canadian dollar and the decline in the Boxboard Group’s North American operations. The increase in raw materials costs was offset by the increase in selling prices and the additional contribution of the Norampac and Metrowaste acquisitions.

Boxboard

Sales for the Boxboard Group amounted to $355 million in 2007 as compared to $337 million in 2006. Over the course of this period, shipments by primary mills rose by 31% in North America due mainly to the Versailles acquisition. In North America, average selling prices in US$ went up by $45 per ton compared with the same period of 2006. Coated recycled boxboard’s selling prices increase implemented in the first quarter provided a positive impact in the second quarter.

In Europe, volumes increased by 8% compared with 2006 resulting from improving business conditions and backlog in the recycled boxboard market. On the virgin boxboard side, in a challenging market environment, the LaRochette mill gain additional volumes. A long-awaited price increase as well as a better geographical sales mix improved recycled board selling prices by 3.5%. Overall selling prices edged up slightly as a result of the still unfavorable sales mix in the virgin mills. Operating results were negatively impacted by higher raw materials costs resulting from the strong increase in recycled paper and pulp prices.

The operating income before depreciation and amortization, excluding specific items, decreased by 21% to $11 million compared with $14 million last year. Operating results were negatively impacted by higher raw materials costs resulting, in part, from the purchase of external board by our converting operations as well as a strong increase in recycled paper and pulp prices on the mill side in both Europe and North America. The boiler failure at the Toronto mill that negatively affected the profitability in the first quarter of 2007 was entirely resolved. After the restart, this mill achieved expected productivity levels regarding all key performance indicators.

The Versailles mill, acquired in July 2006, also negatively affected the operating income before depreciation and amortization by $3.3 million in 2007. Several unplanned downtimes were caused by inefficiencies in the boiler operation as well as some quality issues. However, these efficiency and production issues are about to be resolved by means of capital investment. The continuous optimization of the mill is going as planned and many changes have been done is order to reduce production cost per ton and achieve quality and production stability.

The disposal of two joint-venture interests in the QSR business, one in the third quarter of 2006 and the second at the beginning of 2007 reduced operating income before depreciation and amortization by $1.5 million.

Business segment review

Packaging products

	Sales				OIBD				Shipments(1)
	(in millions of dollars)				(in millions of dollars)				(in thousands short tons)
	3 months		6 months		3 months		6 months		3 months		6 months
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Boxboard
Manufacturing - North America	90	65	168	128	(2)	—	(9)	1	126	96	235	189
Manufacturing - Europe	116	102	239	211	1	—	4	3	147	136	298	283
Converting	177	185	346	369	13	16	51	32	77	86	148	168
Others and eliminations	(28)	(15)	(52)	(27)	(1)	(2)	(3)	(5)	(37)	(42)	(67)	(71)
	355	337	701	681	11	14	43	31	313	276	614	569
Containerboard(2)
Manufacturing	152	86	306	168	14	12	35	20	307	180	608	360
Converting	256	131	495	251	20	12	35	23	219	110	421	215
Others and eliminations	(101)	(62)	(200)	(120)	3	2	6	1	(159)	(100)	(312)	(197)
	307	155	601	299	37	26	76	44	367	190	717	378

Specialty products
Manufacturing	81	85	167	170	(1)	5	3	3	91	95	183	188
Converting	58	57	117	111	5	8	12	14	26	26	53	52
Recovery, deinked pulp and others	94	53	187	103	6	2	12	8	(3)	(4)	(7)	(8)
	233	195	471	384	10	15	27	25	114	117	229	232

Eliminations	(29)	(21)	(57)	(41)	—	—	—	—	—	—
Total	866	666	1,716	1,323	58	55	146	100	794	583	1,560	1,179
Total excluding specific items
Boxboard					11	14	18	31
Containerboard(2)					44	25	84	38
Specialty products					10	15	27	28
Excluding specific items					65	54	129	97

	Average selling price						Average selling price						Price reference
	(in Canadian dollars/unit)						(in U.S. dollars or Euro/unit)						(in U.S. dollars or Euro/unit)
	3 months			6 months			3 months			6 months			3 months		6 months
	2007		2006	2007		2006	2007		2006	2007		2006	2007	2006	2007	2006
Boxboard
Manufacturing - North America	712		677	714		679	648		603	630		596	873	752	846	748
Manufacturing - Europe	801		747	807		744	€541		€530	€535		€531	€799	€778	€800	€779
Converting	2,287		2,146	2,337		2,190	2,083		1,912	2,059		1,923	n/a	n/a	n/a	n/a
Others and eliminations

Containerboard(2)
Manufacturing	496		483	503		468	452		430	444		411	565	565	565	540
Converting	1,165	(3)	1,189	1,175	(3)	1,165	1,061	(3)	1,059	1,035	(3)	1,024	n/a	n/a	n/a	n/a
Others and eliminations

Specialty products
Manufacturing	898		882	913		884	818		786	805		777	810	779	796	759
Converting
Recovery, deinked pulp and others

(1) Total shipments do not take into account the elimination of business sector intercompany shipments

(2) 2006 numbers include 50% of Norampac while 2007 numbers include 100%

(3) Is equal to 3,463 and 6,685 million square feet (msf), 74 and 74 $CAN/msf, 67 and 65 $US/msf

Containerboard

In order to perform a comparable analysis, the 2006 numbers will be included at 100%, even though the Containerboard Group results were proportionally consolidated at 50% in 2006.

Sales for the Containerboard Group remained stable amounting to $307 million in the second quarter of 2007 compared with $310 million for the corresponding quarter of 2006. Manufacturing shipments decreased due to the indefinite closure of our Red Rock, Ontario manufacturing mill that occurred in October 2006. Converting shipments also fell in the second quarter of 2007 compared with the corresponding quarter of 2006 due to a continued decline in demand in the Canadian and US box markets, which were down by 4.7% and 1.6% respectively compared to 2006. The containerboard products’ transaction prices for the second quarter of 2007 were on average higher than for the corresponding quarter of 2006, but this was offset by the negative impact of the strengthening of the Canadian dollar and a less favorable product mix.

Operating income before depreciation and amortization excluding specific items fell to $44 million from $50 million due to lower shipments, the negative impact of the stronger Canadian dollar, and a significant increase in the recycled paper costs, which had a negative impact of approximately $8 million during this quarter taking into account our hedging portfolio. This reduction was partially offset by better selling prices in both the manufacturing and converting sectors, lower energy costs and lower fixed costs. The Containerboard Group incurred a $6 million unrealized loss on derivative commodity instrument of certain commodity swap contracts and a $1 million loss following an additional provision related to the closure of the Montreal converting plant in 2005.

Specialty products

Sales for the Specialty Products Group rose to $233 million compared with $195 million for the same quarter in 2006. Of this increase, $32 million is related to the full consolidation of the Metrowaste results compared with 50% in 2006. Our recovery activities, benefited from higher waste paper market prices and increased their sales by $13 million compared with 2006. Lower North American demand for backing for vinyl flooring, combined with the closure of our France operation in 2006, resulted in a $2 million decrease in sales for our specialty papers activities. Strong business conditions resulted in a $5 million sales increase for our de-inking pulp units.

Operating income before depreciation and amortization excluding specific items fell to at $10 million compared with $16 million in 2006. The consideration of 100% of Metrowaste accounted for a positive contribution of $2 million. Favourable market conditions for the waste paper market, combined with improved efficiencies, resulted in higher profitability for the recovery activities. Our plastic, moulded pulp, paper mill packaging and honeycomb businesses maintained similar profitability levels compared with 2006.

The de-inked pulp operations were impacted by significant waste paper price increases, both in North America and in Europe, and by higher energy prices (mainly electricity in France). As for the fine paper business, the positive impact of recent improvement measures and product realignment was unfortunately not enough to offset the higher raw material prices, mainly for virgin and de-inked pulp.

For the six-month -periods ended June 30, 2007 and 2006

Sales of the Packaging Products segment increased by $393 million or 30% at $1.716 billion compared with $1.323 billion for the same period of 2006 due to the Norampac, Metrowaste and Versailles acquisitions.

The Packaging Products segment operating income before depreciation and amortization stood at $146 million for the period compared with $100 million for the same period of 2006. This includes a gain of $25 million resulting from the divestiture of a joint-venture interest in the Boxboard Group and an unrealized loss of $6 million on derivative commodity instrument of certain commodity swap contracts. Excluding specific items, the operating income before depreciation and amortization increased by 33% to $129 million compared with $97 million in 2006 despite the increase in raw materials costs which were offset by the increase in volume and selling prices, the additional contribution of Norampac and Metrowaste acquisitions and the action plan to improve the profitability of some under performing assets.

Boxboard

Sales for the Boxboard Group amounted to $701 million in 2007 as compared to $681 million in 2006. Over the course of this period, shipments by primary mills rose by 24% in North America due mainly to the Versailles acquisition. This increase was partially offset by a decrease in shipments from the Toronto mill due to a boiler failure at the end of 2006 which caused a 33-day shutdown in the first quarter of 2007. In North America, average selling prices in US$ rose by $34 per ton compared with the same period of 2006. Furthermore, additional price increases were implemented which should have a favorable impact in the upcoming quarters. However, this positive impact was partially offset by lower selling prices in the folding carton business, caused by the strong competition and weak operating rate in that sector.

In Europe, volumes increased by 5.3% compared with 2006 resulting from improving business conditions and backlog in the recycled boxboard market. On the virgin boxboard side, the LaRochette mill gain additional volumes in the second quarter of 2007 which had been lost in previous periods. Recent price increases implemented in the second quarter as well as a better geographical sales mix improved recycled board selling prices, while market price environment remains challenging for the virgin mills. Operating results were negatively impacted by higher raw materials costs resulting from the strong increase in recycled paper, as well as wood and pulp prices.

The operating income before depreciation and amortization, excluding specific items, tumbled by 42% to $18 million compared with $31 million last year. Operating results were negatively impacted by higher energy prices in Europe and higher raw materials costs resulting, in part, from the purchase of external board by our converting operations as well as a strong increase in recycled paper and pulp prices on the mill side in both Europe and North America. The boiler failure at the Toronto mill also adversely affected the operating income before depreciation and amortization by approximately $8 million in the first quarter of 2007.

The Versailles mill, acquired in July 2006, also negatively affected the operating income before depreciation and amortization by $6.6 million in 2007. Several unplanned downtimes were caused by inefficiencies in the boiler operation as well as some quality issues. An action plan and capital investments are under way in order to improve the efficiency of the mill and to resolve the production issues.

The disposal of two joint-venture interests in the QSR business, one in the third quarter of 2006 and the second at the beginning of 2007 reduced the operating income before depreciation and amortization by $3 million but was offset by the temporary closure, in 2006, of the Fjordcell pulp mill and the Scierie Lemay sawmill. These actions made a positive contribution of $2 million to operating income before depreciation and amortization for the period when compared with 2006. This Group recorded a gain of $25 million on the disposal of its interest in GSD, a joint venture company of its QSR converting business, for a cash consideration of $38 million ($32 million US).

Containerboard

In order to perform a comparable analysis, the 2006 numbers will be included at 100%, even though the Containerboard Group results were proportionally consolidated at 50% in 2006.

Sales for the Containerboard Group rose by $3 million, amounting to $601 million in the six-month period ending June 30, 2007 compared with $598 million for the corresponding period of 2006. Manufacturing shipments decreased due to the indefinite closure of our Red Rock, Ontario manufacturing mill that occurred in October 2006. Converting shipments also fell for this period in 2007 compared with 2006 due to a continued decline in demand in the Canadian and US corrugated market particularly in the Northeastern U.S. region, where the U.S. industry box shipments were down by 1.2%.

In spite of better US$ pricing levels for this six-month period of 2007 compared to the corresponding period of 2006, the sales figures for both the manufacturing and converting sectors decline due to lower shipments. Overall, the manufacturing products’ transaction prices for this six-month period of 2007 were on average 8% higher than for the corresponding period of 2006. Our operating rate was close to 100% and the U.S. industry combined mill and box plant inventories were approximately at a 3.7 weeks of supply level at the end of June 2007.

Operating income before depreciation and amortization excluding specific items increased to $84 million from $76 million due to better selling prices in both the manufacturing and converting sectors and lower energy costs partially offset by a significant increase in recycled paper costs, which had a negative impact of approximately $18 million taking into account our hedging portfolio. The Containerboard group incurred closure costs of $3 million resulting from prior years closures and a $1 million unrealized gain on derivative commodity instruments of certain commodity swap contracts. Due to the purchase price allocation done at the end of 2006, first quarter operating results were reduced by $6 million since the inventories acquired at the end of 2006 were recognized at fair value and no profit was recorded on their subsequent sale.

Specialty products

Sales for the Specialty Products Group increased to $471 million compared with $384 million for the first six months of 2006. Of this increase, $63 million is related to the full consolidation of Metrowaste results compared with 50% in 2006. Most of its businesses increased their sales level compared with 2006. The sales of the other recovery activities rose by $28 million, resulting mostly from the higher waste paper market prices compared with 2006. The paper mill packaging activities continue to increase their market positioning, mainly in the U.S. The honeycomb business also benefited from higher volumes. Stronger market demand combined with higher integration levels resulted in a $15 million sales increase for the de-inked pulp units. Sales by the fine paper units were up slightly by $2 million from 2006. The only decrease comes from the specialized paper business, where the closure in 2006 of the Ste-Marie (France) vinyl for flooring backing mill, combined with declining demand in North America, resulted in a $4 million drop in sales.

Operating income before depreciation and amortization excluding specific items dipped slightly at $27 million compared with $28 million in 2006. The consideration of 100% of Metrowaste accounted for a positive contribution of $6 million compared with the same period last year. Higher waste paper market prices, combined with improved efficiencies, resulted in a positive contribution for the recovery activities compared with 2006. The fine paper sector improved its contribution compared with 2006 despite higher pulp prices as a result of the continuing cost-saving measures that were implemented and a realignment toward high-value and recycled sales products. This Group’s operating income before depreciation and amortization was impacted by higher raw materials prices, higher electricity prices in France and lower market demand for vinyl flooring backing in North America.

Tissue Group

	Sales				OIBD				Shipments
	(in millions of dollars)				(in millions of dollars)				(in thousands short tons)
	3 months		6 months		3 months		6 months		3 months		6 months
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Manufacturing & converting	180	182	366	351	16	29	35	58	112	114	221	218
Excluding specific items					15	29	34	58

	Average selling price				Average selling price				Price reference
	(in Canadian dollars/unit)				(in U.S. dollars/unit)				(in U.S. dollars/unit)
	3 months		6 months		3 months		6 months		3 months		6 months
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Manufacturing & converting	1,581	1,564	1,623	1,580	1,440	1,393	1,430	1,388	1,456	1,423	1,445	1,402

For the three-month periods ended June 30, 2007 and 2006

Sales for the Tissue Group decrease by 1% amounting to $180 million for the three-month period ending June 2007 compared with $182 million for the same period in 2006. Average net realized prices in US$ were 3.4% higher in 2007 in comparison with 2006, as a result of price increases implemented over 2006 and 2007 in the parent rolls and commercial and industrial markets and in the Canadian retail market. On the other hand, shipments decreased by 1.8% in 2007, resulting mainly from tight market conditions in certain region parts of the U.S.

The Tissue Group’s operating income before depreciation and amortization excluding specific items stood at $15 million for the three-month period ending June 2007, compared with $29 million in 2006. This Group was negatively affected by increase in raw materials production costs amounting to $13 million. On May 1, 2007, this Group sold the building of its Toronto (Pickering) converting facility, closed in 2005, for an amount of $7 million and realized a gain of $1 million.

For the six-month periods ended June 30, 2007 and 2006

Sales for the Tissue Group rose by 4.3% amounting to $366 million for the six-month period ending June 2007 compared with $351 for the same period in 2006. Average net realized prices in US$ were 3% higher in 2007 in comparison with 2006, as a result of price increases implemented over 2006 and 2007 in parent rolls, in the U.S. commercial and industrial markets and in the US and Canadian retail markets. Shipments increased by 1.4% in 2007, resulting mainly from higher sales of converted products of 3.9% due to new major accounts in the U.S. and continuous growth in demand mainly in the U.S. commercial and industrial products. Parent rolls shipments decreased by 1.1%.

The Tissue Group’s operating income before depreciation and amortization excluding specific items stood at $34 million for the six-month period ending June 2007, compared with $58 million in 2006. This Group was negatively affected by the higher in raw materials production cost for $26 million which were partially offset by an increase in the average realized U.S. dollar selling price of converted products and parent rolls and an increase in shipments. Selling costs were up due to an expanded sales force and higher advertising costs for some of its products.

In June, this group changed the vocation of its western Canadian facility. The converted line located in Calgary was shut down and became a distribution center plant for western Canadian customer. This change did not have any impact on its operating results.

Corporate activities

Corporate activities includes sales and operating income before depreciation and amortization from its engineering division which is involve, since the end of 2006, has been involved in a construction project in Western Canada for a third party. This project is expected to last until the fourth quarter of 2007. It is impossible at this point to determine whether this kind of activity will continue in the future.

Other items analysis

Depreciation and amortization

Depreciation and amortization increased to $105 million in the six-month period ended June 30, 2007, from $81 million for the corresponding period of 2006, primarily as a result of the Norampac acquisition at the end of 2006 and the additional depreciation required by the purchase price allocation following this acquisition. This purchase price allocation is not completed and the impact of changes, if any, may be considerable.

Operating income

As a result of the above, operating income for the six-month period increased by $7 million to $82 million ($27 million for the quarter), compared with $75 million ($44 million for the quarter) for the same period in 2006. Operating margins dipped from 4.5% in 2006 to 4.0% in 2007.

Excluding specific items, operating income for the year stood at $64 million ($33 million for the quarter), compared with $72 million ($43 million for the quarter) for the same period in 2006. Operating margins decreased from 4.3% in 2006 to 3.1% in 2007.

Interest expense

The interest expense rose to $54 million compared to $42 million for the same period of 2006. The debt level has increased following the acquisition of Norampac on December 29, 2006 and the working capital requirements of the first six months of 2007.

Foreign exchange gain on long-term debt

In 2007, the Company recorded a foreign exchange gain of $29 million on its U.S.-denominated debts, as the Canadian dollar rose to at $0.94 against the U.S. dollar as at June 30, 2007 compared with $0.858 as at December 31, 2006. This compares with a gain of $14 million in 2006. These gains or losses have no impact on the Company’s liquidities.

In the second quarter of 2007, the Company entered into derivatives instruments to fix an amount of US$150 million of its U.S.-denominated debt at an average exchange rate of $1.057 vs the Canadian dollar ($0.946 vs the U.S. dollar). These instruments are recorded at fair value in earnings and the gain or loss on these instruments is included in the gain described above.

Provision for income taxes

The provision for income tax for 2007 amounted to $13 million for an effective rate of 23% including the effect of all specific items. Excluding these specific items, the effectice tax rate is approximately 32%. The Company recorded a positive adjustment to its future tax in the amount of $3 million following the reduction of the federal tax rate.

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably Germany and the United States.

Share of results of significantly influenced companies

The share of results of significantly influenced companies is mainly attributable to our 43% interest in Boralex Inc., a Canadian public company and a producer of green and renewable energy with operations in the northeastern United States, Canada and France.

The share of results includes a dilution gain of $15 million resulting from the reduction of the participation in Boralex Inc. from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00.

Discontinued operations

In the second quarter of 2007, the Company recorded a gain of $5 million related to the settlement of a portion of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. An amount of $12 million was paid at the beginning of July 2007 and the remaining portion of this liability in the amount of $2 should be paid before the end of 2007. In the second quarter of 2007, the Company recorded a provision of $1 million related to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. These two amounts, net of related income taxes of $1 million, are presented in discontinued operations.

Net earnings

As a result of the foregoing factors, the Company posted net earnings of $67 million, or $0.67 per share, for the first six months of 2007 compared with $39 million or $0.48 per share in 2006. However, when excluding certain specific items, net earnings stood at $12 million or $0.12 per share compared with $22 million or $0.27 per share in 2006.

For the second quarter of 2007, the Company posted net earnings of $45 million, or $0.45 per share compared with $33 million or $0.41 per share in 2006. However, when excluding certain specific items, net earnings stood at $7 million or $0.07 per share compared with $16 million or $0.20 per share in 2006.

Liquidity and capital resources

Cash flows from operating activities

Operating activities required $48 million of liquidity for the first six months of 2007 ($4 million for the second quarter), as compared to a cash inflow of $39 million in the same period of 2006 ($34 million for the second quarter). Changes in non-cash working capital components required funds of $129 million ($47 million for the quarter) compared to a use of funds of $55 million ($22 million for the quarter in the same period of 2006. This cash outflow in 2007 is mainly attributable to the increase of inventories in the QSR business of the Boxboard group to build inventories for the second and third quarter customer promotional activities. Other business groups have also increase their inventories due to business seasonality of the second and third quarter. In addition, the Company paid the interest of its U.S.-denominated debts and paid $16 million on the restructuring and closure cost provisions recorded in previous periods. In Europe, volume rebate of 2006 were paid in the first quarter of 2007. Higher volume, selling prices and or involvement in a construction project for a third party (corporate activities) also contributed to increase our level of accounts receivable.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $81 million for 2007 or $0.81 per share ($43 million or $0.43 per share for the second quarter) compared with $94 million or $1.16 per share for the same period in 2006 ($56 million or $0.69 per share for the quarter). An amount of $2 million ($0.02 per share) related to closing and restructuring charges, $6 million ($0.06 per share) related to the inventory adjustment resulting from the Norampac acquisition and $2 million ($0.02 per share) related to a legal settlement have reduced cash flow from operating activities of 2007 as compared with $1 million ($0.01 per share) in 2006. This cash flow measure is important since it enables the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

In the first six months of 2007, including the proceeds from the disposal of GSD, investment activities required total cash resources of $24 million mainly for capital expenditure projects.

The most important capital projects were:

Boxboard ($25 million)

$7 million to add converting equipment in the QSR business

$4 million to add a new press in the Cobourg, Ontario converting plant

$1 million to improve to boiler efficiency at the Versailles mill

$1 million to improve quality at the Blendecques, France mill;

Containerboard ($9 million);

$4 million on various projects to improve efficiency in paper mill manufacturing;

Specialty Products ($11 million)

$0.6 million to complete the new warehouse at the Kingsey Falls plastic plant

$2 million for equipment optimization in the three paper mills;

Tissue ($19 million)

$12 million on the $15 million project of a new deinking unit in Memphis, Tennessee;

Corporate ($4 million)

Investment aimed towards energy consumption reduction.

On January 25, 2007, the Company announced the sale of its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company and a joint-venture company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of 38 million (US$32 million). For the year ended December 31, 2006, this joint venture contributed $25 million of sales and $5 million of operating income before depreciation and amortization ($12 million and $2 million respectively for the first six months of 2006 and $6 million and $1 million respectively for the second quarter of 2006).

Financing activities

In the first six months of 2007, the Company borrowed $67 million on its revolving facilities following the investments and working capital requirements discussed above.

The Company also redeemed 295,400 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $4 million. Taking into account these transactions and the $8 million in dividends paid out during 2007, financing activities provided $64 million in liquidity.

Liquidity from discontinued operations

In 2006, the Company sold its fine papers distribution activities and closed its Thunder Bay fine papers mill. There was no cash flow required for closure and restructuring cost payments of these activities in the first six months of 2007.

Consolidated financial position as at June 30, 2007 and December 31, 2006

The Company has the following financial position and ratios:

(in millions of Canadian dollars)	2007	2006
Working capital(1)	685	598
% of sales(2)	15.8%	16.3%
Bank loan and advances	53	42
Current portion of long-term debt	6	9
Long-term debt	1,607	1,657
Total debt	1,666	1,708
Shareholders’ equity	1,180	1,157
Total equity and debt	2,846	2,865
Ratio of debt/total equity and debt	58.5%	59.6%
Shareholders’ equity per share	$11.87	$11.62

(1)

Working capital includes accounts receivable plus inventories less accounts payable. It includes discontinued operations but excludes unpaid provision for closure and restructuring costs in the amount of $28 million as of June 30, 2007 and $47 million at the end of 2006. It also excludes in 2007, current future taxes in the amount of $22 million and the current portion of derivative financial instruments in the amount of $9 million.

(2)	% of sales = LTM Working Capital/LTM Sales

The liquidity available via the Company’s credit facilities, along with the cash flow generated by operating activities, will provide the Company with sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which we estimate at approximately $165 million for 2007. The Company had $217 million (net of letter of credit in the amount of $14 million) available under its $850 million revolving credit facility at the end of the second quarter of 2007. In addition, on June 27, 2007, the Company amended its credit facility to add a new 12-month unsecured credit revolving facilty in the amount of $100 million to provide additional availability of funds.

Outlook

We expect business conditions will continue to be challenging as a result of high fiber costs, the on going increase in the value of the $CA and the risk of slower economic growth in the U.S. Given these conditions and with the support of our employees, we will continue to focus on lowering our costs and improving our product offering. Also, we will continue to address less-performing assets and to seek ways to maintain our leadership position in in the area of sustainable development. Finally, in regards to the possible combination with Reno de Medici S.p.A. in Europe, we are progressing as expected and we expect definitive an agreement to be signed by the end of 2007 and the merger to be effective early in 2008 upon expiry of applicable statutory delays.

In North America, the Boxboard Group expects to continue to benefit from the implementation of price increases on recycled grades. The Group should also progressively benefit from capital investments in the energy production equipment at its Versailles mill in the second half of the year. In Europe, the Group anticipates improving market conditions in the recycled grades given the gradual implementation of price increases in the coming months. Finally, in North America, the Group continues to closely monitor the situation of its indefinitely shut pulpmill and sawmill.

Norampac (containerboard) continues to anticipate a competitive environment in the Canadian corrugated boxes market. However, the Group could benefit from the announced price increases effective in August. On the cost side, Norampac expects to remain negatively impacted by relatively high OCC prices (old corrugated containers) during the third quarter of 2007. On a strategic level, the Group will continue to monitor the situation of its Red Rock linerboard mill which is indefinitely closed.

The Specialty Products Group expects improved results in its honeycomb product sector given the acquisition of the assets of Honeycomb Products of Michigan in August. Regarding the specialty fine papers operations, the Group continues to anticipate challenging business conditions given the stronger Canadian dollar, soft demand for commodity grades and high fibre and pulp prices. Also, despite announced price increases for deinked pulp in Europe, the Group expects continuous pressure on margins in this sector given the high price of white grades of recycled paper. Finally, in its recovery sector, the Specialty Products Group will continue to actively pursue growth opportunites.

Going forward, the Tissue Group anticipates that market conditions will remain relatively favourable as the new capacities in the U.S. should be absorbed by the growing demand. In fact, the Group’s operations are expected to benefit from an upward selling pricing environment as price hikes were announced for certain products. However, in the Canadian retail market, business conditions should remain challenging. Also, on the cost side, the Group acknowledges upward pricing pressures for virgin pulp and sorted office papers. Strategically, the Group will continue its development of higher-end products, to focus on its environmentally-friendly products and mainly invest in its converting operations.

Evolution of credit ratings

Cascades’s outstanding Senior Notes have been rated by Dominion Bond Rating Service (“DBRS”), by Moody’s Investor Service Inc. (“Moody’s”) and by Standard & Poor’s Corporation (“S&P”).

The following table reflects the Company’s Secured debt rating/Corporate rating/Unsecured debt rating at the date of the approval of this MD&A by the Board of Directors and their evolution compared to past years:

Credit Rating	Moody’s	Standard & Poor’s
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB + (negative)
2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB - (negative)
2007	Baa3/Ba2/Ba3 (stable)	BB+/BB/B B-(stable)

Capital stock information

As at June 30, 2007, the capital stock issued and outstanding consisted of 99,341,651 common shares (99,533,654 as at December 31, 2006). As at June 30, 2007, 2,555,537 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 103,397 options were exercised and 78,525 were forfeited. In addition, the Company issued 422,068 stock options during the period at an exercise price of $11.83.

Introduction of new accounting policies in 2007

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments - Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements. Under this Section, financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, whether part of a hedging relationship or not, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

This Section was applied retroactively without restating the comparative figures and resulted in an increase of $1 million respectively in retained earnings and accumulated other comprehensive income as of January 1, 2007.

d) Hedges

On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, “Hedges”. This Section expands the guidelines found in Accounting Guideline 13 (AcG-13), “Hedging relationship” and describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting results in recording gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings.

As in previous years, the Company did not apply hedge accounting to certain derivative financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers. Accordingly, gains and losses from these derivative financial instruments are recorded directly to earnings. The adoption of this Section had no impact on the company’s consolidated financial position and results of operations as at January 1, 2007.

In the second quarter of 2007, the Company entered into foreign exchange forward contracts and currency option instruments to fix a notional amount of US$150 million of its U.S.-denominated debt. The Company elected not to apply hedge accounting to these instruments and they are recorded at fair value in earnings against the foreign exchange gains or losses on long-term debt.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 “Accounting changes”. This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the company’s consolidated financial position and results of operations.

f) Others

As at January 1, 2007, Boralex Inc. “Boralex”, a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. The impacts on the Company following the adoption of these Sections by Boralex are reflected in notes a), b) and c) above.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether there were changes to its ICFR during the six-month period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the company’s ICFR. No such changes were identified by their evaluation.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended June 30		For the 6-month periods ended June 30
(in millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	45	33	67	39
Net loss (earnings) from discontinued operations	(3)	1	(3)	4
Non-controlling interest	—	—	1	—
Share of results of significantly influenced companies	(17)	(1)	(21)	(4)
Provision for income taxes	—	4	13	8
Foreign exchange gain on long-term debt	(25)	(14)	(29)	(14)
Interest expense	27	21	54	42

Operating income	27	44	82	75
Specific items :
Inventory adjustment resulting from the Norampac acquisition	—	—	6	—
Unusual losses (gains)	1	—	(24)	—
Closure and restructuring costs	1	—	3	4
Unrealized loss (gain) on commodity derivative financial instruments	4	(1)	(3)	(7)
	6	(1)	(18)	(3)
Operating income - excluding specific items	33	43	64	72
Depreciation and amortization	52	41	105	81
Operating income before depreciation and amortization - excluding specific items	85	84	169	153

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings				Net earnings per share (1)
	For the 3-month periods		For the 6-month periods		For the 3-month periods		For the 6-month periods
	ended June 30		ended June 30		ended June 30		ended June 30
(in millions of Canadian dollars, except amount per share)	2007	2006	2007	2006	2007	2006	2007	2006
As per GAAP	45	33	67	39	$0.45	$0.41	$0.67	$0.48
Specific items:
Inventory adjustment resulting from the Norampac acquisition	—	—	6	—	$—	$—	$0.04	$—
Closure and restructuring costs	1	—	3	4	$0.01	$—	$0.02	$0.03
Unusual losses (gains)	1	—	(24)	—	$—	$—	$(0.14)	$—
Unrealized loss (gain) on commodity derivative financial instruments	4	(1)	(3)	(7)	$0.03	$(0.01)	$(0.02)	$(0.06)
Foreign exchange gain on long-term debt	(25)	(14)	(29)	(14)	$(0.21)	$(0.15)	$(0.24)	$(0.15)
Share of results of significantly influenced companies	(15)	—	(15)	—	$(0.15)	$—	$(0.15)	$—
Included in discontinued operations	(3)	1	(3)	3	$(0.03)	$0.01	$(0.03)	$0.03
Adjustment of statutory tax rate	(3)	(5)	(3)	(5)	$(0.03)	$(0.06)	$(0.03)	$(0.06)
Tax effect on specific items	2	2	13	2
	(38)	(17)	(55)	(17)	$(0.38)	$(0.21)	$(0.55)	$(0.21)
Excluding specific items	7	16	12	22	$0.07	$0.20	$0.12	$0.27

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles the net cash provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30		For the 6-month periods ended June 30
(in millions of dollars)	2007	2006	2007	2006

Cash flow provided by (used for) operating activities	(4)	34	(48)	39
Changes in non-cash working capital components	47	22	129	55
Depreciation and amortization	(52)	(41)	(105)	(81)
Current income taxes	9	8	19	16
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	27	21	54	42
Unusual gains or losses	(1)	—	24	—
Unrealized loss (gain) on derivative financial commodity instruments	(4)	1	3	7
Other non-cash adjustments	5	(1)	6	(3)
Operating income from continuing operations	27	44	82	75

Depreciation and amortization	52	41	105	81

Operating income before depreciation and amortization	79	85	187	156

The following table reconciles cash flow from operations and cash flow from operations per share with cash flow from -operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations				Cash flow from operations per share
	For the 3-month periods ended June 30		For the 6-month periods ended June 30		For the 3-month periods ended June 30		For the 6-month periods ended June 30
(in millions of dollars, except amounts per share)	2007	2006	2007	2006	2007	2006	2007	2006

Cash flow provided by (used for) operating activities	(4)	34	(48)	39
Changes in non-cash working capital components	47	22	129	55
Cash flow from operations	43	56	81	94	$0.43	$0.69	$0.81	$1.16
Specific items:
Inventory adjustment resulting from the Norampac acquisition	—	—	6	—	—	—	$0.06	—
Unusual loss	2	—	2	—	$0.02	—	$0.02	—
Closure and restructuring costs, net of current income tax	—	—	2	1	—	—	$0.02	$0.01

Excluding specific items	45	56	91	95	$0.45	$0.69	$0.91	$1.17

Consolidated Balance Sheets

		As at June 30,	As at December 31,
(in millions of Canadian dollars)	Note	2007	2006
		(unaudited)
Assets

Current assets
Cash and cash equivalents		19	34
Accounts receivable		683	650
Inventories		569	548
		1,271	1,232
Property, plant and equipment		1,968	2,063
Other assets	7	297	303
Goodwill		301	313

		3,837	3,911
Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		53	42
Accounts payable and accrued liabilities		564	607
Current portion of long-term debt	8	6	9
		623	658
Long-term debt	8	1,607	1,657
Other liabilities	9	427	439
		2,657	2,754

Shareholders’ equity
Capital stock	11	517	517
Retained earnings		706	649
Accumulated other comprehensive income	12	(43)	(9)
		1,180	1,157
		3,837	3,911

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings

			For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note		2007	2006	2007	2006
Sales			1,041	841	2,068	1,659
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	10		860	680	1,712	1,353
Depreciation and amortization			52	41	105	81
Selling and administrative expenses			97	76	197	151
Unusual losses (gains)	5, 6	(b)	1	—	(24)	—
Closure and restructuring costs	3		1	—	3	4
Loss (gain) on commodity derivatives financial instruments	4		3	—	(7)	(5)
			1,014	797	1,986	1,584
Operating income from continuing operations			27	44	82	75

Interest expense			27	21	54	42
Foreign exchange gain on long-term debt			(25)	(14)	(29)	(14)
			25	37	57	47
Provision for income taxes			—	4	13	8
Share of results of significantly influenced companies	5	(c)	(17)	(1)	(21)	(4)
Non-controlling interest			—	—	1	—
Net earnings from continuing operations			42	34	64	43
Net earnings (loss) from discontinued operations	5	(d)	3	(1)	3	(4)
Net earnings for the period			45	33	67	39
Basic and diluted net earnings from continuing operations per common share			$0.42	$0.42	$0.64	$0.53
Basic and diluted net earnings per common share			$0.45	$0.41	$0.67	$0.48
Weighted average number of common shares outstanding			99,291,649	80,797,384	99,379,774	80,803,314

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statement of Shareholders’ Equity

		For the 6-month period ended June 30, 2007
(in millions of Canadian dollars) (unaudited)	Note	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity

Balance - beginning of period		517	649	(9)	1,157
Cumulative impact of accounting changes	1 (c) (f)	—	—	1	1
Restated balance, beginning of period		517	649	(8)	1,158
Comprehensive income:
Net earnings for the period		—	67	—	67
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities		—	—	(39)	(39)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges, net of related income taxes and reclassification adjustments		—	—	3	3
Change in fair value of commodity derivative financial instruments designated as cash flow hedges, net of related income taxes and reclassification adjustments		—	—	1	1
Comprehensive income for the period					32
Dividends		—	(8)	—	(8)
Adjustment related to stock options		2	—	—	2
Redemption of common shares		(2)	(2)	—	(4)
Balance - end of period		517	706	(43)	1,180

	For the 6-month period ended June 30, 2006
	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity
Balance - beginning of period	264	669	(36)	897
Comprehensive income:
Net earnings for the period	—	39	—	39
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	3	3
Comprehensive income for the period				42

Dividends	—	(7)	—	(7)
Adjustment related to stock options	2	—	—	2
Balance - end of period	266	701	(33)	934

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

			For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	Note		2007	2006	2007	2006
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations			42	34	64	43
Adjustments for:
Depreciation and amortization			52	41	105	81
Unusual gains			(1)	—	(26)	—
Closure and restructuring costs			1	—	1	—
Unrealized loss (gain) on commodity derivative financial instruments			4	(1)	(3)	(7)
Foreign exchange gain on long-term debt			(25)	(14)	(29)	(14)
Future income taxes			(8)	(4)	(5)	(8)
Share of results of significantly influenced companies			(17)	(1)	(21)	(4)
Non-controlling interest			—	—	1	—
Others			(5)	1	(6)	3
			43	56	81	94
Change in non-cash working capital components			(47)	(22)	(129)	(55)
			(4)	34	(48)	39
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment			(34)	(27)	(68)	(44)
Proceed from disposal of property, plant and equipment	5	(a)	7	—	7	—
Increase in other assets			1	1	—	1
Business acquisitions, net of cash acquired			—	(14)	—	(14)
Business disposal, net of cash disposed	6	(b)	—	—	37	—
			(26)	(40)	(24)	(57)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances			4	14	12	4
Change in revolving credit facilities			23	(21)	67	(52)
Increase in other long-term debt			—	—	—	1
Payments of other long-term debt			(1)	(2)	(4)	(6)
Net proceeds from issuance of common shares			1	—	1	1
Redemption of common shares	11		(1)	(1)	(4)	(1)
Dividends			(4)	(4)	(8)	(7)
			22	(14)	64	(60)
Change in cash and cash equivalents during the period from continuing operations			(8)	(20)	(8)	(78)

Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	10	(d)	—	—	—	57

Change in cash and cash equivalents during the period			(8)	(20)	(8)	(21)
Translation adjustments on cash and cash equivalents			(6)	(2)	(7)	(3)
Cash and cash equivalents - Beginning of period			33	41	34	43

Cash and cash equivalents - End of period			19	19	19	19

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1 Accounting Policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 ($36 million as of January 1, 2006 for the purpose of the comparative financial information) previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments -

    Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments – Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements. Under this Section, financial assets available for sale, assets and liabilities held for trading and derivatives financial instruments, when part of a hedging relationship or not, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

Upon the adoption of this Section, the Company made the following classifications:

•       Cash and cash equivalents are classified as financial assets held for trading and are measured at fair value. Resulting gains and losses are recorded in earnings.

•       Accounts receivable, other investments, bank loans and advances, accounts payables and accrued liabilities and long-term debt are classified as loans and receivable and are initially recorded at fair value. Subsequently, they are recorded at amortized costs using the effective interest rate method. Under this classification, deferred financing costs related to Unsecured Senior Notes are now presented as a reduction of the carrying value of the respective debt.

This Section was applied retroactively without restating the comparatives figures and resulted in the following adjustments as of January 1, 2007:

$
Other assets	(12)

Long-term debt	(17)
Other liabilities	3
(14)
Net change	2
Impact on accumulated other comprehensive income	1
Impact on retained earnings	1
2

d) Hedges

On January 1, 2007, the Company adopted section 3865 of the CICA Handbook, “Hedges”. It expands the guidelines required by Accounting Guideline 13 (AcG-13), “Hedging Relationships”. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings.

The Company elected to apply hedge accounting for the following items as of January 1, 2007:

Item	Nature of hedging relationship	Implication
Foreign exchange forward contracts and currency option instruments.	Cash flow hedge of future anticipated sales, purchases and interest expenses denominated in foreign currencies.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to sales, cost of sales or interest expense in the same period as the respective hedged item affects earnings.

Interest rate swap agreement of a notional amount of US$50 million, maturing in 2013.	Fair value hedge on a portion of the Company’s 6.75% Unsecured Senior Notes.

Gains or losses from these derivatives financial instruments are recorded to earnings as interest expense. However, a corresponding amount is recorded as an adjustment to the carrying value of the 6.75% Unsecured Senior Notes and interest expense.

Commodity swap agreements on natural gas and electricity.	Cash flow hedges of anticipated purchases of natural gas and electricity.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to cost of sales in the same period as the respective hedged item affects earnings.

Long-term debt denominated in foreign currencies.	Hedge of the net investment of the Company in self-sustaining foreign subsidiaries.

Gains or losses resulting from the translation to Canadian dollars of long-term debt denominated in foreign currencies and designated as net investment hedges are recorded in accumulated other comprehensive income net of related income taxes.

As in previous years, the Company continued not applying hedge accounting to certain derivatives financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers. Accordingly, gains and losses from these derivatives financial instruments are recorded directly to earnings. The adoption of Section 3865 had no impact on the consolidated financial statements of the Company as at January 1, 2007.

During the second quarter of 2007, the Company entered into foreign exchange forward contracts and currency option instruments to fix a notional amount of US$150 million of its U.S. - denominated debt. The Company elected not to apply hedge accounting to these instruments and they are recorded at fair value in earnings against the foreign exchange gains or losses on long-term debt.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 “Accounting changes”. This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the consolidated financial position and results of operations of the Company.

f) Others

As at January 1, 2007, Boralex Inc. “Boralex”, a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. The impact on the Company following the adoption of these Sections by Boralex is reflected in notes a), b) and c) above.

g) New accounting standards not yet adopted

Capital disclosures - In December 2006, the CICA published Section 1535, “Capital Disclosures”. This new standard established disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial instruments – disclosures and presentation - In December 2006, the CICA published two new sections: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards replace Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories - In June 2007, the CICA published Section 3031, “Inventories”. This new standard established measurement and disclosure requirements concerning inventories. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

2 Measurement Uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets.

3 Closure and Restructuring Costs

In 2005 and 2006, the Company announced the permanent or temporary shutdown of certains operating units and production equipment. The following table provides a recon-ciliation of all closure and restructuring cost provisions.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006

Balance at beginning of period	36	41	47	55
Additionnal (reversal) provision - severance and pension liability	(4)	1	(2)	7
Non-monetary items	(1)	—	(1)	—
Payments	(3)	(3)	(16)	(23)

Balance at end of period	28	39	28	39

4 Commodity Derivatives Financial Instruments

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006
Realized loss (gain) on commodity derivatives financial instruments	(1)	1	(4)	2
Unrealized loss (gain) on commodity derivatives financial instruments	4	(1)	(3)	(7)
	3	—	(7)	(5)

5 Unusual gains and losses

a) On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million.

b) In the second quarter of 2007, the Company recorded a provision of $3 million related to the action filed by ServiceCore, Inc. and to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. An amount of $1 million of this provision is presented in discontinued operations.

c) In the second quarter of 2007, the Company recorded a dilution gain of $15 million resulting from the decreased of its participation in Boralex from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00. This gain is presented in the share of results of significantly influenced companies.

d) In the second quarter of 2007, the Company recorded a gain of $5 million related to the settlement of a portion of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. This gain and the provision of $1 million discussed in b) above are recorded in discontinued operations net of related income taxes of $1 million.

6 Business Acquisition and Disposal

a) On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. “Norampac” held by Domtar Inc. for a total purchase price of $561 million. The balance sheet and results of Norampac are fully consolidated since that date as they were proportionally consolidated prior to the acquisition. The purchase price allocations for the Norampac acquisition have not yet been completed mainly with respect to the identification and valuation of property, plant and equipment and other potential intangible assets. The final allocation of the purchase price could result in significant changes.

b) On January 25, 2007, the Company sold its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income tax of $11 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Boxboard
Accounts receivable	2
Inventories	4
Property, plant and equipment	2
Goodwill	6
14
Accounts payable and accrued liabilities	(2)
12
Gain on disposal	25
Total consideration received, net of cash disposed of $1 million	37

c) On June 20, 2007, Reno De Medici S.p.A. (“RdM”) and Cascades Inc. announced the signing of a Letter of Intent for the negotiation of the terms and conditions of a possible combination of RdM and the european recycled cartonboard business of Cascades S.A. Concurrently with the proposed merger, Cascades S.A. and a group of current shareholders of RdM are expected to enter into a three-year shareholders’ agreement covering matters relating to corporate governance (where Cascades S.A., on the one hand, and a group of current shareholders of RdM, on the other hand, would be equally represented in the board of directors of RdM), and providing for an 18-month lock-up and thereafter reciprocal first refusal and tag-along rights.

The combination is subject to several conditions including reciprocal due diligence, the negotiation and signing of definitive agreements, Board approval, the approval of the shareholders of RdM by special resolution at a meeting to be called specifically for this purpose, the approval of the appropriate antitrust and regulatory authorities, to the transaction not being subject to mandatory tender offer requirements for RdM shares in Italy and in Spain, and to customary closing conditions. The merger is expected to be effective at the beginning of 2008 upon expiry of applicable statutory delays. The impact on the financial statements of the Company will be determined upon the final closing of the transaction.

7 Other Assets

	As at June 30,	As at December 31,
	2007	2006
Investments in significantly influenced companies	116	107
Other investments	12	12
Deferred charges	16	34
Employee future benefits	60	52
Fair value of derivatives financial instruments	8	7
Customer relationship and client lists	71	77
Other finite-life intangible assets	14	14
	297	303

8 Long-Term Debt

	As at June 30,	As at December 31,
	2007	2006
7.25% and 6.75% unsecured senior notes (US$925 million, net of deferred financing costs)	976	1,078
Revolving and term credit facilities	619	557
Other debt from subsidiaries	15	28
Other debt from joint ventures	3	3
	1,613	1,666
Current portion	6	9
	1,607	1,657

On June 27, 2007, the Company amended its credit facility to add a new 12-month unsecured revolving credit facilty in the amount of $100 million to provide additional availability of funds.

9 Other Liabilities

	As at June 30,	As at December 31,
	2007	2006
Employee future benefits	108	107
Future income taxes	272	286
Fair value of derivatives financial instruments	6	2
Legal settlement	9	11
Non-controlling interest	21	19
Others	11	14
	427	439

10 Additional Information

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006
(a) Cost of sales
Foreign exchange gain	3	—	3	—

(b) Employee future benefits expenses
Defined benefit pension plans	3	3	5	6
Other employee future benefit plans	3	2	5	4
Defined contribution pension plans	1	1	2	2

(c) Supplemental disclosure
Depreciation of property, plant and equipment	49	39	100	78
Amortization of other assets	3	2	5	3
Amortization of deferred financing cost included in interest expense	1	1	2	2
Interest paid	18	7	55	40
Income taxes paid	16	10	26	4

(d) Discountinued operations
Cash and cash equivalents provided by discountinued operations including the proceeds on disposal	—	—	—	57

11 Capital Stock

As at June 30, 2007, the capital stock issued and outstanding consisted of 99,341,651 common shares (99,533,654 as at December 31, 2006). As at June 30, 2007, 2,555,537 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 103,397 options were exercised and 78,525 were forfeited. In addition, the Company issued 422,068 stock options during the period at an exercise price of $11.83.

In 2007, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,970,094 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2007 to March 12, 2008. As of June 30, 2007, the Company repurchased 295,400 common shares under this program for a consideration of approximately $3.9 million.

12 Accumulated other comprehensive income

	As at June 30,	As at December 31,
	2007	2006
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	(48)	(9)

Unrealized gains arising from foreign exchange foward contracts designated as cash flow hedges, net of related income taxes	3	—
Unrealized gain arising from commodity derivatives financial instruments designated as cash flow hedges, net of related income taxes	2	—

	(43)	(9)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006
Sales
Packaging products
Boxboard
Manufacturing	206	167	407	339
Converting	177	185	346	369
Eliminations and others	(28)	(15)	(52)	(27)
	355	337	701	681
Containerboard
Manufacturing	152	86	306	168
Converting	256	131	495	251
Eliminations and others	(101)	(62)	(200)	(120)
	307	155	601	299
Specialty products
Manufacturing	81	85	167	170
Converting	58	57	117	111
Recovery, deinked pulp and eliminations	94	53	187	103
	233	195	471	384

Eliminations	(29)	(21)	(57)	(41)
	866	666	1,716	1,323
Tissue papers
Manufacturing and converting	180	182	366	351

Eliminations and others	(5)	(7)	(14)	(15)
Consolidated total	1,041	841	2,068	1,659

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006
Operating income (loss) before depreciation and amortization from continuing operations and operating income from continuing operations
Packaging products
Boxboard
Manufacturing	(1)	—	(5)	4
Converting	13	16	51	32
Others	(1)	(2)	(3)	(5)
	11	14	43	31
Containerboard
Manufacturing	14	12	35	20
Converting	20	12	35	23
Others	3	2	6	1
	37	26	76	44

Specialty products
Manufacturing	(1)	5	3	3
Converting	5	8	12	14
Recovery, deinked pulp and others	6	2	12	8
	10	15	27	25

	58	55	146	100
Tissue papers
Manufacturing and converting	16	29	35	58

Corporate	5	1	6	(2)
Operating income before depreciation and amortization from continuing operations	79	85	187	156

Depreciation and amortization
Boxboard	(17)	(16)	(34)	(33)
Containerboard	(16)	(10)	(32)	(19)
Specialty products	(8)	(7)	(16)	(14)
Tissue papers	(9)	(10)	(18)	(19)
Corporate and eliminations	(2)	2	(5)	4
	(52)	(41)	(105)	(81)
Operating income from continuing operations	27	44	82	75

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	4	1	7	2
Converting	9	7	18	12
Others	—	1	—	1
	13	9	25	15
Containerboard
Manufacturing	4	6	5	8
Converting	1	3	4	6
Others	—	—	—	—
	5	9	9	14
Specialty products
Manufacturing	2	2	5	3
Converting	2	1	4	2
Recovery, deinked pulp and others	1	2	2	3
	5	5	11	8

	23	23	45	37
Tissue papers
Manufacturing and converting	9	3	19	5

Corporate	2	1	4	2
Consolidated total	34	27	68	44

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